EXENT CORP.

Stroitelnaya str. 9-1, Ivanovka, Chui region, Kyrgyzstan 72000, Tel. +996555158151

March 28, 2018

Mr. Sergio Chinos

Division of Corporate Finance

U.S. Securities and Exchange Commission

Washington, DC 20549

Re: Exent Corp.

Registration Statement on Form S-1

Filed February 2, 2018

File No. 333-222829

Dear Mr. Sergio Chinos,

We received your letter dated March 1, 2018, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 1 to its Registration Statement on Form S-1, marked to show the changes to the Company’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on February 2, 2018. In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

General

1.

You appear to be a shell company as that term is defined in Securities Act Rule 405 of Regulation C. In this regard, we note that you have no operations, nominal assets and no revenues to date. Please revise your cover page to disclose that you are a shell company and add a risk factor that highlights the consequences of shell company status or otherwise provide us with a detailed legal analysis explaining why you are not a shell company.

Response:  We do not believe that Exent Corp. is a “shell company” as described under Rule 405 of Regulation C under the Securities Act of 1933, as amended.  Rule 405 of Regulation C defines a “shell company” as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

Specifically, we do not believe that Exent Corp. can be classified as having “no or nominal operations”.  We have carefully considered our company and believe that the company is an operating company, not a shell company. There is a focused business plan to manufacture and sell drywall steel studs. Our management has specific knowledge and background experience in our line of business as stated in the S-1. From inception, Exent Corp. devoted a significant amount of time to the development of its business, research into the potential market and raising of capital. In furtherance of the planned business, Exent Corp. has concluded agreement and purchased the machine for drywall steel studs manufacturing.

While our assets and operations are not yet large in size, they are more than “nominal.” The assets that we have are sufficient for our business at this stage of development. We do not believe that such activities and the various other activities we have undertaken in the furtherance of our planned business can be classified as having “no or nominal operations”. We feel that we better fit the definition of a “start-up” company than a “shell company.”

Prospectus Cover Page

2.

Please limit your prospectus cover page to one page. See Item 501(b) of Regulation S-K.

Response:  We have limited our prospectus cover page to one page.

3.

We note your statement that “after the effective date” of the registration statement you plan to take the necessary steps to have your stock quoted on an exchange or an over-the- counter market. On page 10, you state that you plan to contact a market maker “immediately following the close of the offering.” Please revise accordingly here and throughout the registration statement.

Response: We have revised to state that we plan to contact a market maker “immediately following the close of the offering.”

Risks Associated With This Offering

We Will Incur Ongoing Costs and Expenses…, page 10

4.

We note your disclosure that Mr. Asylbekov has verbally agreed to loan the company funds to complete the registration process and as of December 31, 2017, has loaned you $224. Please file a written description of this verbal agreement as an exhibit to the registration statement. For further guidance, please refer to Question 146.04 in the Regulation S-K section of our Compliance and Disclosure Interpretations.

Response:  We have filed a written description of the verbal agreement as an exhibit to the registration statement.

Plan of Operations, page 14

5.

We note your disclosure on page 14 that you “do not expect to purchase or sell plant or significant equipment.” However, on page 15 you state that you plan to purchase machines and equipment.  Please revise or advise accordingly.

Response:  We have revised to sate that we do not expect to purchase or sell plant; however, we plan to purchase machines and equipment for drywall steel studs manufacturing.

General Description of Business, page 18

6.

Please disclose the sources and availability of raw materials and the names of any principal suppliers.  See Item 101(h)(4)(v) of Regulation S-K.

Response:  We have disclosed the sources and availability of raw materials and the names of principal suppliers.

Government Regulation, page 19

7.

We note that you are a Nevada corporation that plans to operate in Kyrgyz Republic. We also note that you plan to sell your products in Kyrgyz Republic, China, Europe and Commonwealth of Independent States countries. Please provide a more detailed discussion of the effect of existing or probable governmental regulations on your business and any governmental approvals. See Item 101(h)(4)(viii) and (ix) of Regulation S-K.

Response:  We have revised this section in accordance with the comments of the commission.

Item 16. Exhibits, page II-1

8.

Please file your counsel’s legal opinion and consent as an exhibit. See Item 601(b)(5) and Item 601(b)(23) of Regulation S-K.

Response:  We have filed our counsel’s legal opinion and consent as an exhibit.

9.   Please file your form of subscription agreement as an exhibit. See Item 601(b)(10) of Regulation S-K.

Response:  We have filed our form of subscription agreement as an exhibit.

This letter responds to all comments contained in your letter dated March 1, 2018.  We are requesting that your office expedite the review of this amendment as much as possible.

Thank you.

Sincerely,

/S/ Marat Asylbekov

Marat Asylbekov, President